AP
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08029372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Birchtree Financial Services, Inc.
(a wholly owned subsidiary of RSM McGladrey, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Nicollet Ave., Suite 1100, West Tower
(No. and Street)

Minneapolis	MN	55402-2526
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Ferrick (980) 233-3680
(Area Code - Telephone No.)

Chief Financial Officer – National Wealth Management

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Christopher Ferrick, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to Birchtree Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Ferrick 2/26/08

Signature Date

CHIEF FINANCIAL OFFICER

Title

Kelly L. Hofmann
Notary Public
Gaston County
North Carolina
My Commission Expires 11/7/2012

Notary Public

Birchtree Financial Services, Inc.

(a wholly owned subsidiary of RSM McGladrey, Inc.)

SEC I.D. No. 8-31632

Financial Statements as of and for the
Year Ended December 31, 2007,
Supplemental Schedules as of December 31, 2007,
and Independent Auditors' Report and Supplemental Report on
Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of Birchtree Financial Services, Inc. (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (g), (h) and (i) listed on the accompanying table of contents are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2008

BIRCHTREE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,676,165
DEPOSITS WITH AND RECEIVABLE FROM CLEARING BROKER	13,655
COMMISSIONS RECEIVABLE	82,398
DUE FROM PARENT	2,351,789
TOTAL	$ 4,124,007

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 232,384
Income taxes payable to Parent	172,164
Total liabilities	404,548
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, Series A, $1 par value — authorized 100,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	5,211,193
Retained deficit	(1,492,734)
Total stockholder's equity	3,719,459
TOTAL	$ 4,124,007

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Insurance product commissions	$ 1,673,684
Commissions	929,508
Other income	243,830
Total revenues	2,847,022
EXPENSES:	
Professional membership fees	21,456
Clearing fees	180
Arbitration costs (Note 5b)	79,543
General and administrative (Note 5b)	2,289,176
Total expenses	2,390,355
INCOME BEFORE INCOME TAXES	456,667
INCOME TAX EXPENSE (Note 6)	172,164
NET INCOME	$ 284,503

See notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Class A Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCES — January 1, 2007	$ 1,000	$ 7,172,537	$ (1,777,237)	$ 5,396,300
Capital contributions from Parent and affiliate	-	2,038,656	-	2,038,656
Distribution paid to Parent	-	(4,000,000)	-	(4,000,000)
Net income	-	-	284,503	284,503
BALANCES — December 31, 2007	$ 1,000	$ 5,211,193	$ (1,492,734)	$ 3,719,459

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	284,503
Adjustment to reconcile net income to net cash provided by operating activities:		
Expenses allocated from Parent and affiliate and forgiveness of Parent payable		2,038,656
Changes in:		
Deposits with and receivable from clearing broker		59,726
Commissions receivable		(35,310)
Due from Parent		(1,000,286)
Accounts payable and accrued expenses		193,847
Income taxes payable to parent		172,164
Net cash provided by operating activities		1,713,300
CASH FLOWS FROM FINANCING ACTIVITIES -		
Distribution paid to Parent		(4,000,000)
Net cash used in financing activities		(4,000,000)
NET DECREASE IN CASH		(2,286,700)
CASH AND CASH EQUIVALENTS — Beginning of year		3,962,865
CASH AND CASH EQUIVALENTS — End of year	$	1,676,165
NONCASH OPERATING ACTIVITIES:		
Expenses allocated from Parent and affiliate	$	1,131,113
Forgiveness of Parent payable		907,543
Total noncash operating activities	$	2,038,656

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Birchtree Financial Services, Inc. (the "Company") is a wholly owned subsidiary of RSM McGladrey, Inc. (the "Parent" or "RSM"). The Parent is an indirect wholly owned subsidiary of H&R Block, Inc. (Block). The Parent owns all outstanding Series A common shares of the Company. The Company also has a sister company, RSM McGladrey Business Solutions, Inc., doing business under the marketing name of RSM McGladrey Retirement Resources. The Company is dependent economically and operationally on its Parent and Block. Accordingly, the Company's operations may not be indicative of the results that might be obtained had it operated independently of its Parent and Block.

The Company is a registered broker-dealer and a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through the Company's registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products (see Note 4). RSM McGladrey Retirement Resources is comprised of RSM McGladrey Business Solutions, Inc.; RSM McGladrey, Inc.; and Birchtree Financial Services, Inc. In certain product offerings, plan clients will receive participant accounting, administrative, and consulting services from RSM McGladrey Business Solutions, Inc.; investment advisory services from RSM McGladrey, Inc. (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services, Inc. When serving as broker of record, the Company and the client plan sponsor will enter into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company will receive asset-based compensation on plan assets invested in securities products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds, and any highly liquid debt instruments purchased with an original maturity of three months or less.

Revenue Recognition — Commission revenues and expenses are recorded on a trade-date basis as securities transactions occur. Insurance product commission revenues are recorded as earned upon the effective date of the policy under our new insurance platform, and all insurance carrier revenues are paid

through Diversified Brokerage Services (DBS) that tracks and collects all insurance policy revenues on the Company's behalf.

Income Taxes — The Company is included with Block in filing consolidated Federal and state income tax returns. With limited exception, the Company is no longer subject to examination by tax authorities for years prior to 2004. The current payable and recoverable income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated income tax returns, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its currently payable or recoverable income taxes to the due to/from Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the income tax and financial reporting bases of assets and liabilities. There are no deferred income taxes at December 31, 2007.

Concentrations of Credit Risk — The Company maintains its cash accounts with two financial institutions. Each cash balance is insured by the FDIC up to $100,000. The Company had cash on deposit at December 31, 2007, that exceeded the balance insured by the FDIC in the amount of $1,576,165.

New Accounting Standards — In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 and 159 during 2008 and their potential impact, if any, on the Company's financial statements is currently being assessed by management.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,284,999 which was $1,258,016 in excess of its required net capital of $26,983. The aggregate indebtedness to net capital ratio was .31 to 1.

4. INSURANCE PLATFORM

In October 2000, the Company and its Parent entered into contracts with three unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products (the Insurance Alliance). On December 31, 2005, the Insurance Alliance ended between all parties, and the Company and its Parent entered into a new insurance agreement with Diversified Brokerage Services ("DBS"). This new agreement allows the Company's registered advisors the ability to sell insurance products through various insurance carriers. DBS provides operational support for the Company's insurance platform and reconciles commissions between the Company's advisors, the insurance carriers, and outside independent insurance agents who may have assisted in the insurance sales process. The new agreement is cancelable by either party with 90 days notice.

5. RELATED-PARTY TRANSACTIONS

(a) Due From Parent — The Company's non-interest-bearing receivable from its Parent primarily relates to funds advanced from its Parent and income taxes.

(b) Expense Sharing Agreement — Effective December 1, 2003, the Company entered into an expense sharing arrangement with its Parent. Under the terms of this agreement, the Company recognizes all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, and technology services, are recorded and paid by the Parent and are allocated to the Company based on a percentage of employees' time related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of income and a corresponding increase in the paid-in capital account. The net expense for 2007 was $1,081,600 and was recognized in general and administrative expense on the Company's statement of income for the year ended December 31, 2007. On April 13, 2007, the Company paid a distribution in the amount of $4,000,000 to the Parent.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by an affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in paid-in capital, as the Company is not required to reimburse the affiliate for such payments. In 2007, the Company recognized arbitration costs and related additional paid-in capital of $79,543 for such costs paid on its behalf. The Company also received an insurance settlement as a reduction to arbitration costs in the amount of $127,500 as it pertains to a prior legal matter settled in 2006. In the prior year, it was noted that additional claims by former clients subject to arbitration and litigation with alleged damages of approximately $50,000 remained unresolved. During 2007, the Company settled another legal matter for $30,000, which costs are included in arbitration costs on the Company's statement of income for the year ended December 31, 2007.

(c) Due to Block —Block allocates certain professional fees to its subsidiaries, including the Company on a current basis. Allocated professional fees to the Company totaled $40,891, which costs are included in accounts payable and accrued expenses on the Company's statement of financial condition for the year ended December 31, 2007.

6. INCOME TAXES

The components of income tax expense for the year ended December 31, 2007, comprise the following:

Federal	$ 159,834
State — local	12,330
Total expense	$ 172,164

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2007:

Expected tax expense	35.0 %
Other — including state income taxes — net of federal income tax expense state taxes (net)	2.7
Total expense	37.7 %

In June 2006, FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 establishes a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FIN 48 was effective for fiscal years beginning after December 15, 2006, and was to be applied to all open tax years as of the date of effectiveness. The Company adopted FIN 48 as of January 1, 2007 and it did not have a material impact on the Company's financial statements.

7. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal actions, in addition to arbitration proceedings described in note 5(b), arising in the normal course of business. In the opinion of management based, in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

8. CAPITAL STRUCTURE

The various rights and privileges of the Company's stock issues are as follows:

a. Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.

b. Series B common shares are nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2007, there were no Series B common shares outstanding.

c. Preferred shares are nonvoting and subject to redemption and first preference on liquidation at par. As of and for the year ended December 31, 2007, there were no preferred shares outstanding.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash and cash equivalents, deposits with and receivables from clearing broker, commissions receivable, accounts payable and accrued expenses. The estimated fair value of such financial instruments at December 31, 2007, approximate their carrying value as reflected in the statement of financial condition.

* * * * * *

SUPPLEMENTAL SCHEDULES

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

TOTAL STOCKHOLDER'S EQUITY	$	3,719,459
DEDUCTIONS AND CHARGES:		
Commisions receivable		(82,398)
Due from parent		(2,351,789)
Haircuts on money market funds		(273)
Total deductions and charges		(2,434,460)
NET CAPITAL		1,284,999
Minimum net capital required, the greater of $5,000 or 6.67% of aggregate indebtedness		26,969
EXCESS NET CAPITAL	$	1,258,030
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	232,384
Income taxes payable to Parent		172,164
Total aggregate indebtedness	$	404,548
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.31 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,500,245
Audit adjustments, net, primarily due to miscalculation of salary allocation and revenue cutoff error	$	(215,246)
NET CAPITAL, as amended on February 25, 2008 per above	$	1,284,999

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 27, 2008

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of Birchtree Financial Services, Inc. (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) as of and for the year ended December 31, 2007 (on which we issued our report dated February 26, 2008), in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker–dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END